SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*
                           --------------------------
                          NABISCO GROUP HOLDINGS CORP.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   74960K 876
                      (CUSIP Number of Class of Securities)

                               Marc Weitzen, Esq.
                                 General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4350

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                 March 30, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                 SOLE VOTING POWER
                       8,617,100

8                 SHARED VOTING POWER
                       0

9                 SOLE DISPOSITIVE POWER
                       8,617,100

10                SHARED DISPOSITIVE POWER
                       0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                       8,617,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.64%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                                Icahn & Co., Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5C       HECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  8,272,900

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  8,272,900

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  8,272,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  14,347,200

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  14,347,200

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  14,347,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  14,347,200

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  14,347,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  14,347,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  31,237,200

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  31,237,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  31,237,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.6%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on February 4, 2000, and amended on March 2, 2000 and March 10, 2000, by the Registrants, relating to the common shares, par value $0.01 per share ("Shares"), of Nabisco Group Holdings Corp., a Delaware corporation ("Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         As of March 29, 2000, the aggregate purchase price of the 31,237,200 Shares purchased by the Registrants was $311,899,575,91 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants and moneys borrowed pursuant to standard margin accounts in the regular course of business of Registrants.

Item 4.  Purpose of the Transaction

         Item 4 is hereby amended to add the following:

         On March 30, 2000, Carl C. Icahn sent a letter to the Board of Directors of Issuer indicating that he is ready to initiate a tender offer on April 4, 2000 for 100 million of the Issuer's Shares at a price of $13.00 per share in cash. The tender offer would not be subject to financing and there being no material adverse change in respect of Issuer between the commencement date and the expiration date of the tender offer. The tender offer would commence if Issuer's Board of Directors informs Mr. Icahn by April 4, 2000 that it would meet three conditions: (a) eliminate the newly-adopted poison pill and not institute another one, (b) approve his purchase of shares in the tender offer so that Section 203 of the Delaware General Corporation Law would not limit him when he owns more than 15% of NGH's outstanding shares, and (c) change the date of the 2000 annual meeting so that he would be able to vote the shares he purchases in the tender offer at that annual meeting. Mr. Icahn asked the Board to inform him if it needed more time to decide whether to meet the conditions. A press release describing the letter and its content was issued on the same day.

         This summary of the letter and the press release does not purport to be complete and is qualified in its entirety by reference to the complete text of the letter and the press release. A copy of each of these documents is filed as
Exhibit 1 and Exhibit 2 hereto, respectively, and is incorporated herein by reference.

         IMPORTANT INFORMATION: REGISTRANTS HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, REGISTRANTS WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, ONE WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY FROM THE

INFORMATION AGENT FOR THE TENDER OFFER.

Item 5.  Interest in Securities of the Issuer

         (a) As of the close of business on March 29, 2000, Registrants may be deemed to beneficially own, in the aggregate, 31,237,200 Shares, representing approximately 9.6% of the Issuer's outstanding Shares (based upon the 326,442,347 Shares stated to be issued and outstanding as of March 15, 2000 by the Issuer in the Issuer's Form 10-K405 filing, filed with the Securities and Exchange Commission on March 21, 2000).

         (b)  Barberry  has sole voting  power and sole  dispositive  power with respect to 8,617,100 Shares. Icahn & Co. has sole voting power and sole dispositive power with respect to 8,272,900 Shares. High River has sole voting power and sole dispositive power with regard to 14,347,200 Shares. Riverdale has shared voting power and shared dispositive power with regard to 14,347,200 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 31,237,200 Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of his relationship with Barberry and Icahn & Co. (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry and Icahn & Co. each own. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected after March 10, 2000 through March 29, 2000 by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                         No. of Shares              Price
Name                    Date             Purchased                  Per Share

High River              3/13/00          2,190,000                  $8.3750

High River              3/13/00          137,000                    $8.6645


ITEM 7.  Material to be Filed as Exhibits

1.       Letter from Carl C. Icahn to Nabisco Group Holdings Corp., dated March
         30, 2000

2.       Press Release, dated March 30, 2000

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2000


BARBERRY CORP.

By: /s/ Carl C. Icahn
    Name:  Carl C. Icahn
    Title: Chairmen of the Board and President

ICAHN & CO., INC.


By: /s/ Carl C. Icahn
    Name:  Carl C. Icahn
    Title: Chairman of the Board and President


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By: /s/ Carl C. Icahn
              Name: Carl C. Icahn
              Title: Member

RIVERDALE LLC


By: /s/ Carl C. Icahn
    Name:  Carl C. Icahn
    Title: Member

/s/ Carl C. Icahn
CARL C. ICAHN

     [Signature Page of the Amendment No. 3 to Schedule 13D with respect to
                         Nabisco Group Holdings Corp. ]

                                                                       Exhibit 1


March 30, 2000

VIA TELECOPY AND FEDERAL EXPRESS

Board of Directors
Nabisco Group Holdings Corp.
7 Campus Drive
Parsippany, NJ  07054-0311

Ladies and Gentlemen:


As the largest non-institutional stockholder of Nabisco Group Holdings (NGH), with over 31 million shares, I want our company to enhance- not destroy - value for investors.

Last year, the company's board and management claimed to act in the interests of stockholders by spinning off the tobacco business of RJR Nabisco. As you know, I fought long and hard to spin off the food company and not tobacco. I think that you will now agree that this would have achieved a far superior result for stockholders. Soon after the tobacco business spin-off, the price of NGH began a long, steep decline - falling by approximately 54% from June 15, 1999 through March 29, 2000. Astoundingly, however, as reported by Bloomberg on March 15, 2000, CEO Steven Goldstone received more than $29 million in cash, securities and benefits last year.

In yet another expression of contempt for stockholders, this month - right after I named my slate of directors to be voted on at the forthcoming annual meeting of stockholders - NGH adopted a "poison pill" in the form of a preferred-stock purchase plan. That poison pill is triggered if an investor acquires 10% of the company's shares. The board adopted this anti-stockholder device immediately after I raised my ownership to 8.9%.

On behalf of all stockholders, I am fully prepared to address this record of anti-shareholder conduct. Besides submitting a slate of nominees for election as directors, I am prepared to commence a tender offer for 100 million shares of
NGH common stock at $13.00 per share in cash. That is a 48% premium over NGH's closing price on March 10, the day I notified NGH of my board nominees. The tender offer will not be subject to financing and will not even contain a condition providing for an out in the event of a material adverse change regarding NGH. If successful in the tender offer, I will own approximately 40% of the shares outstanding, and my slate of proposed directors should be elected. Then, the first order of business for the new directors will be to consider the sale of NGH at a favorable price.

My offer will be subject to the following reasonable conditions. Specifically, I ask that the board of directors (a) eliminate the poison pill and not institute another poison pill device, (b) approve my purchase of shares in the tender offer so that Section 203 of the Delaware General Corporation Law would not limit me when I own more than 15% of the outstanding shares, and (c) change the 2000 annual meeting so that I am able to vote the shares I purchase in the tender offer at that annual meeting. I am prepared to commence the tender offer on Tuesday, April 4, 2000 if you inform us by that date that you will meet the above conditions. If you need more time to decide, please inform us of how much more time you will need. A draft copy of the offer to purchase will be sent to you tomorrow.


My aim is to avoid an unnecessary and debilitating proxy contest for control of NGH in a manner that will (a) provide those stockholders who desire to sell their shares an opportunity to do so above the recent market price and (b) generate an opportunity to sell NGH promptly. My willingness to make this tender offer, without question, proves that I firmly believe that NGH, if offered for sale now, can command a very attractive price.

Bear in mind that the clock is ticking on tobacco litigation. In the widely publicized Engle case in Florida, there is a real possibility that any jury award of punitive damages could result in an appeal bond that is prohibitively expensive. Obviously, the litigation and other liability issues relating to tobacco matters could have a very adverse effect on tobacco-related companies and their securities.

Since the number of NGH shares now owned by NGH board members is relatively small, the current board is well insulated from the pain of any further price decline for the company's securities. Other stockholders are not so lucky. They have been hurt badly by a declining share price in the past, and further impairment of the company's asset value - because of real or perceived issues concerning tobacco - will only add to their woes. I call upon you to let stockholders decide for themselves whether they wish to take advantage of a significant premium for their shares right now as well as select a Board of Directors that will immediately consider the sale of NGH. By denying them this choice, you will be forcing stockholders not only to take the risks mentioned above but also to take the risk that there will be no buyer when and if the current Board determines to sell.


I hope that you, as fiduciaries, will recognize that my offer is very much in the best interest of stockholders and that you will accept it accordingly.

Very truly yours,




/s/ Carl C. Icahn
Carl C. Icahn

WE HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, WE WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, SECURITY HOLDERS WILL BE ABLE TO OBTAIN AT NO CHARGE
(I) THE TENDER OFFER STATEMENT AND

OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY FROM THE INFORMATION AGENT FOR THE TENDER OFFER.

WE HAVE NOT YET FILED A PROXY STATEMENT. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO OUR SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF NABISCO GROUP HOLDINGS FOR USE AT ITS 2000 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF NABISCO GROUP HOLDINGS AND WILL BE AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov. INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D FILED BY CARL C. ICAHN AND OTHERS WITH RESPECT TO NABISCO GROUP HOLDINGS. THAT SCHEDULE 13D IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE.

                                                                       Exhibit 2



                       Icahn Prepared To Make Tender Offer

                For 100 Million Shares of Nabisco Group Holdings

                            At $13.00 a Share in Cash

        Offering Price Is 48% Premium Over Stock's March 10 Closing Price

              `First Order of Business' for His Slate of Directors

                      Would Be To Consider Sale of Company

                   Attacks NGH's `Contempt for Stockholders,'

       Citing Steep Stock Decline, CEO Compensation and New `Poison Pill'

New York, NY, March 30, 2000 - Investor Carl Icahn today, by letter, informed the board of directors of Nabisco Group Holdings Corp. (NYSE: NGH) that he is prepared to initiate a tender offer on Tuesday April 4, 2000, for 100 million shares of NGH common stock at $13.00 a share in cash. Mr. Icahn stated, "The tender offer will not be subject to financing and will not even contain a condition providing for an out in the event of a material adverse change regarding NGH." The letter stated the offer would commence if the board informed Mr. Icahn by April 4, 2000, that it would meet the following three "reasonable conditions" (a) eliminate the newly-adopted poison pill and not institute another one, (b) approve his purchase of shares in the tender offer so that
Section 203 of the Delaware General Corporation Law would not limit him when he owns more than 15% of NGH's outstanding shares, and (c) change the date of the 2000 annual meeting so that he would be able to vote the shares he purchases in the tender offer at that annual meeting. Mr. Icahn asked the board to inform him if it needed more time to decide whether to meet the conditions.

Mr. Icahn noted that $13.00 a share represents a 48% premium over the company's closing share price on March 10, the day that Mr. Icahn announced his slate of board nominees to be voted on at the company's annual meeting of shareholders.

Aim of Tender Offer

Mr. Icahn, the owner of over 31 million shares, is now the company's largest non-institutional stockholder. If he were successful in his tender offer, he would own approximately 40% of NGH's outstanding shares - an ownership stake that would facilitate the election of his nominees as NGH directors. Once elected, Mr. Icahn stated, "the first order of business for the new directors will be to consider the sale of NGH at a favorable price." Mr. Icahn's letter stated that his aim in making the tender was (a) to avoid a debilitating proxy contest for control of NGH, (b) to provide those stockholders who desire to sell their shares an opportunity to do so at a substantial premium above the recent market price and (c) to generate an opportunity to sell NGH promptly. The letter added, "My willingness to make this tender offer, without question, proves that I firmly believe that NGH, if offered for sale now, can command a very attractive price."

Anti-shareholder conduct of NGH Board and Managment

Mr. Icahn indicated that his aim is "to enhance, not destroy, value for investors" and that he seeks to address the "record of anti-shareholder conduct" of the NGH board and management. "Last year," Mr. Icahn wrote, "the company's board and management claimed to act in the interests of stockholders by spinning off the tobacco business of RJR Nabisco. As you know, I fought long and hard to spin off the food company and not tobacco. I think that you will now agree that this would have achieved a far superior result for stockholders. Soon after the tobacco business spin-off, the price of NGH began a long, steep decline - falling by approximately 54% from June 15, 1999, through March 29, 2000. Astoundingly, however, as reported by Bloomberg on March 15, 2000, CEO Steven Goldstone received more than $29 million in cash, securities and benefits last year."

"In yet another expression of contempt for stockholders, this month - right after I named my slate of directors to be voted on at the forthcoming annual meeting of stockholders - NGH adopted a `poison pill' in the form of a preferred-stock purchase plan. That poison pill is triggered if an investor acquires 10% of the company's shares. The board adopted this anti-stockholder device immediately after I raised my ownership to 8.9%."

Urging the directors to heed their fiduciary responsibilities, Mr. Icahn stated:
"The NGH board should not deprive stockholders of the opportunity to choose for themselves what they want to do with their shares."

 `The clock is ticking on tobacco litigation'

The letter stated that the clock is ticking on tobacco litigation. In the widely publicized Engle case in Florida, there is a real possibility that a jury award of punitive damages could result in an appeal bond that is prohibitively expensive. Obviously, the litigation and other liability issues relating to tobacco matters could have a very adverse effect on tobacco-related companies, their securities and their appeal to potential buyers in the future. The letter stressed that now, not later, is the time to sell NGH.

Board is `well insulated' ... other stockholders `not so lucky'

"Since the number of NGH shares now owned by NGH board members is relatively small, the current board is well insulated from the pain of any further price decline for the company's securities. Other stockholders are not so lucky. They have been hurt badly by a declining share price in the past, and further impairment of the company's asset value - because of real or perceived issues concerning tobacco - will only add to their woes. I call upon you to let stockholders decide for themselves whether they wish to take advantage of a large premium for their shares right now as well as select a board of directors that will immediately consider the sale of NGH. By denying them this choice you will be forcing stockholders not only to take the risks mentioned above but also to take the risk that there will be no buyer when and if the current board determines to sell."

--------------------------------------------------------------------------------
   Mr. Icahn and his affiliates have not yet commenced the tender offer referred to in this statement. Upon the commencement of any tender offer, they will file a tender offer statement with the Securities and Exchange Commission. That statement will contain important information about the tender offer and should be read by security holders. If a tender offer is commenced, security holders will be able to obtain at no charge (i) the tender offer statement and other documents when they become available on the Securities and Exchange commission's website at http://www.sec.gov and (ii) the offer to purchase, the letter of transmittal and the notice of guaranteed delivery from the information agent for the tender offer.


   Mr. Icahn and his affiliates have not yet filed a proxy statement. Security holders are advised to read the proxy statement and other documents related to the solicitation of proxies by Mr. Icahn and his affiliates from the stockholders of Nabisco Group Holdings for use at its 2000 annual meeting when they become available because it will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to stockholders of Nabisco Group Holdings and will be available at no charge on the Securities and Exchange Commission's website at http://www.sec.gov. Information relating to the participants in the proxy solicitation is contained in the Schedule 13D filed by Mr. Icahn and his affiliates with respect to Nabisco Group Holdings. That Schedule 13D is currently available at no charge on the Securities and Exchange Commission's website.

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Contact:  Susan Gordon: (212) 702-4309 or Karen Kavanagh: (212) 702-4310